Exhibit 99.1

44th Floor 1 First Canadian Place Toronto Canada M5X 1B1	Tel 416 863 0900 Fax 416 863 0871 www.dwpv.com

August 15, 2007	Lisa Marchese Dir 416 367 7899 lmarchese@dwpv.com

BY SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Authorité des marchés financiers – Québec
Nova Scotia Securities Commission
New Brunswick Securities Commission
Registrar of Securities – Prince Edward Island
Securities Commission of Newfoundland & Labrador
Registrar of Securities, Northwest Territories
Registrar of Securities, Nunavut
Registrar of Securities, Yukon Territory

Hollinger Inc.
SEDAR Project No. 1142198

We are today re-filing on behalf of Hollinger Inc. the unaudited interim financial statements for the period ended June 30, 2007.  The Consolidated Statements of Deficit inadvertently included additional columns relating to the three months ended March 31, 2007 and 2006 in the version filed on August 14, 2007.  No other changes have been made to these statements.

Yours very truly,

Davies Ward Phillips & Vineberg llp

(signed) Lisa Marchese

Per:	Lisa Marchese
Law Clerk

cc	J. Reid